Consent of Expert

We hereby consent to the use of and reference to our name and opinion in the prospectus supplement dated September 4, 2020 to the short form base shelf prospectus forming a part of the Registration Statement on Form F-10 (File No. 333-237887), as amended, filed by Metalla Royalty & Streaming Ltd. with the U.S. Securities and Exchange Commission under the U.S. Securities Act of 1933, as amended (the "Act").

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by section 7 of the Act.

Very truly yours,

/s/ DLA Piper (Canada) LLP

DLA Piper (Canada) LLP September 4, 2020
Vancouver, Canada